Exhibit 99.1

Purple Biotech Convenes a Head & Neck Cancer Scientific Advisory
Board in Preparation for NT219 Phase 2 Trial

NT219 recommended dose established, anti-tumor activity demonstrated

REHOVOT, Israel, Feb. 12, 2024 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced it convened a Scientific Advisory Board (SAB) focusing the discussions on NT219’s indication in recurrent/metastatic squamous cell carcinoma of the head and neck (R/M SCCHN).

“This scientific advisory board of head and neck cancer key opinion leaders, who are oncologists, researchers, and investigators, provided us their insights on the therapeutic landscape of R/M SCCHN treatment and invaluable guidance on clinical studies for NT219 in combination with cetuximab as a second/third line treatment and potentially in combination with a PD1 inhibitor as a first line treatment,” stated Purple Biotech CEO, Gil Efron. “Their recognition of the critical unmet need in recurrent and metastatic head and neck cancer provides further support and momentum to our development program. Now that we have determined the recommended Phase 2 dose, we are prepared to move to our next phase of development. We look forward to the head and neck cancer SAB’s continued guidance and support.”

Head & Neck Cancer SAB Members Include:

Douglas Adkins, MD – Dr. Adkins is a Professor of Medicine and Director, Head and Neck and Thyroid Medical Oncology, at the Siteman Cancer Center, Washington University School of Medicine. He is a nationally recognized expert in head and neck cancer known for his commitment to advancing patient care through clinical research. With approximately 350 publications to his name, Dr. Adkins serves on committees including the National Cancer Institute: Head and Neck Steering Committee and Focus Group Member, Metastatic and Recurrent Head and Neck Cancer Task Force from 2015 to 2021.

Ezra Cohen, MD – Dr. Cohen is a Chief Medical Officer of oncology of Tempus AI. He was most recently the Chief of the Division of the Hematology-Oncology and Associate Director of Translational Science at Moores Cancer Center in San Diego, California, and Lead Principal Investigator of Purple Biotech’s Phase 1 /2 dose escalation study of NT219 in the treatment of R/M SCCHN. Dr. Cohen is a medical oncologist and an internationally recognized cancer researcher. He cares for patients with all types of head and neck cancers, including esophageal, thyroid and salivary gland cancers. As a physician-scientist, Dr. Cohen also leads a laboratory that studies novel cancer treatments, including immunotherapy, and has made major contributions in understanding how targeted cancer therapies work. A frequent speaker at national and international meetings, he has authored more than 170 peer-reviewed papers and has been the principal investigator of multiple clinical trials of new drugs for head and neck cancer and other solid tumors in all phases of development.

Antonio Jimeno, MD, PhD – Dr. Jimeno is a Professor at the University of Colorado School of Medicine, the Director of the Head and Neck Cancer (HNC) Program and the Communicating PI of the Colorado HNC SPORE. Clinically, he has an active portfolio of trials investigating relevant targets to modulate immunity and the microenvironment in HNC. Preclinically, his focus is studying how HNC regulates key immune ligands deploying humanized models of HNC to investigate susceptibility to immune modulation and immune evasion mechanisms. Overall, his work furthers understanding of cancer and microenvironment interactions and the development of increasingly powerful and complex models.

Lisa Licitra Francesca Linda, MD – Professor Licitra is a Scientific Director of CNAO, the Hadrontherapy facility in Pavia, Italy. Prof. Licitra served as Associate Professor, Department of Oncology and Hemato-Oncology and Chief of Head and Neck Cancer Medical Oncology Department at Fondazione IRCCS Istituto Nazionale dei Tumori, Milano, Italy. She is Co-founder and member of the European Head and Neck Cancer Society. Prof. Licitra has authored nearly 400 papers in peer-reviewed journals, written 20 book chapters, and approximately 150 scientific articles.

Ari Rosenberg, MD - Dr. Rosenberg is Assistant Professor of Medicine at the University of Chicago and an oncologist who specializes in using basic, translational, and clinical research to improve the lives of his patients. As a clinical investigator, Dr. Rosenberg develops and conducts clinical trials that incorporate novel tissue and blood-based biomarkers, and he has a particular focus on novel therapies and immunotherapeutic strategies, as well as developing multimodality treatment paradigms to reduce treatment-related toxicity.

About NT219

NT219 is a first-in-class, small molecule that promotes Insulin Receptor Substrates 1/2 (IRS) degradation and inhibits Signal Transducer and Activator of Transcription 3 (STAT3) phosphorylation, two major complementary signaling pathways that play a key role in the tumor and its microenvironment. IRS1/2 acts as scaffolds, organizing signaling complexes that mediate mitogenic, metastatic, angiogenic, and anti-apoptotic signals from IGF1R and other oncogenes, consisting of an important driver in multiple cancers and is highly involved in triggering drug resistance. STAT3 is a transcription factor that is broadly hyperactivated in many cancers, promoting proliferation, survival, angiogenesis, metastasis, and tumor immune evasion. Feedback activation of STAT3 plays a prominent role in mediating drug resistance to various anti-cancer therapies. As an inhibitor of both IRS1/2 and STAT3, NT219 has the potential to prevent the development of resistance to multiple approved therapies.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A phase 2 study of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic SCCHN is planned. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. The Company is advancing a preclinical platform of conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The third arm specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both Innate and adaptive immune systems to mount an optimal anti-tumoral immune response. IM1240 is the first tri-specific antibody in development that targets 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2022 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:
Lior Fhima
Chief Financial Officer
IR@purple-biotech.com

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